Exhibit 99.1

GasLog Ltd. Announces the Charter of Hull 2801 to Total for Seven Years

Monaco – July 11, 2016 – GasLog Ltd. (“GasLog”, NYSE: GLOG), an international owner, operator and manager of liquefied natural gas (“LNG”) carriers, today announces that it has signed a time charter party with Total Gas & Power Chartering Limited (“Total”) to charter “Hull 2801” for a period of seven years. Hull 2801 was GasLog’s only newbuild vessel without a multi-year contract. The vessel is currently under construction at Hyundai Heavy Industries in South Korea and is due to be delivered in 2018.

Total will charter the vessel from GasLog for a period of seven years, commencing in mid-2018 at a date to be finalized ahead of the commencement of the charter. A further option period of three years has been granted at the charterer’s option.

Following the successful charter of this vessel, all of GasLog’s six remaining newbuild vessels have firm, long-term charters of between 7 and 10 years.

The daily charter rate is in line with GasLog’s average long-term charter rate and the gross contracted revenue from the contract is approximately $190 million over the seven-year firm period.

GasLog Partners LP (“GasLog Partners”, NYSE: GLOP) has the right to acquire Hull 2801 pursuant to the omnibus agreement between GasLog and GasLog Partners. Securing a seven-year charter on this vessel extends the pipeline of future dropdown vessels from twelve to thirteen.

Paul Wogan, Chief Executive Officer of GasLog Ltd., commented, “I am delighted to place our open newbuild on charter with Total for seven years. Total is both a leading and growing player in the global LNG industry and this meets our objective of broadening GasLog’s long-term customer base.

The charter rate is consistent with long-term industry averages, demonstrating the resilience of long term charter rates against the volatility of the short term market. The contracted EBITDA from this vessel means that GasLog has over $180 million of annualized inbuilt EBITDA from its eight newbuilds, two of which have already been delivered this year.”

About GasLog Ltd.

GasLog is an international owner, operator and manager of LNG carriers. GasLog’s fully-owned fleet includes 18 LNG carriers (including 12 ships in operation and 6 LNG carriers on order) and GasLog has four LNG carriers operating under its technical management for third parties. GasLog Partners LP, a master limited partnership formed by GasLog, owns a further eight LNG carriers. GasLog’s principal executive offices are at Gildo Pastor Center, 7 Rue du Gabian, MC 98000, Monaco. GasLog’s website is http://www.gaslogltd.com.

Contacts:

Jamie Buckland – Head of Investor Relations

Phone: +44 203 388 3116

Email: ir@gaslogltd.com

Forward Looking Statements

All statements in this press release that are not statements of historical fact are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that address activities, events or developments that the Company expects, projects, believes or anticipates will or may occur in the future, particularly in relation to our operations, cash flows, financial position, liquidity and cash available for dividends or distributions, plans, strategies, business prospects and changes and trends in our business and the markets in which we operate. We caution that these forward-looking statements represent our estimates and assumptions only as of the date of this press release, about factors that are beyond our ability to control or predict, and are not intended to give any assurance as to future results. Any of these factors or a combination of these factors could materially affect future results of operations and the ultimate accuracy of the forward-looking statements. Accordingly, you should not unduly rely on any forward-looking statements.

Factors that might cause future results and outcomes to differ include, but are not limited to the following:

  general LNG shipping market conditions and trends, including spot and long-term charter rates, ship values, factors affecting supply and demand of LNG and LNG shipping and technological advancements;
  continued low prices for crude oil and petroleum products;
  our ability to enter into time charters with new and existing customers;
  changes in the ownership of our charterers;
  our customers’ performance of their obligations under our time charters;
  our future operating performance, financial condition, liquidity and cash available for dividends and distributions;
  our ability to obtain financing to fund capital expenditures, acquisitions and other corporate activities, funding by banks of their financial commitments, and our ability to meet our restrictive covenants and other obligations under our credit facilities;
  future, pending or recent acquisitions of or orders for ships or other assets, business strategy, areas of possible expansion and expected capital spending or operating expenses;
  the time that it may take to construct and deliver newbuildings and the useful lives of our ships;
  number of off-hire days, drydocking requirements and insurance costs;
  fluctuations in currencies and interest rates;
  our ability to maintain long-term relationships with major energy companies;
  our ability to maximize the use of our ships, including the re-employment or disposal of ships not under time charter commitments;
  environmental and regulatory conditions, including changes in laws and regulations or actions taken by regulatory authorities;
  the expected cost of, and our ability to comply with, governmental regulations and maritime self-regulatory organization standards, requirements imposed by classification societies and standards imposed by our charterers applicable to our business;
  risks inherent in ship operation, including the discharge of pollutants;
  availability of skilled labor, ship crews and management;
  potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;
  potential liability from future litigation;
  any malfunction or disruption of information technology systems and networks that our operations rely on or any impact of a possible cybersecurity breach; and
  other risks and uncertainties described in the Company’s Annual Report on Form 20-F filed with the SEC on March 14, 2016 and available at http://www.sec.gov.

We undertake no obligation to update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events, a change in our views or expectations or otherwise, except as required by applicable law. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

The declaration and payment of dividends are at all times subject to the discretion of our board of directors and will depend on, amongst other things, risks and uncertainties described above, restrictions in our credit facilities, the provisions of Bermuda law and such other factors as our board of directors may deem relevant.